STATE OF DELAWARE

CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF TRUST
OF
LOEB & KING TRUST

This Certificate of Amendment to the Certificate of Trust of Loeb & King Trust (the “Trust”), a statutory trust, is executed by the undersigned and filed in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. Code § 3810 et seq.) and sets forth the following:

1.	The name of the statutory trust is “Loeb & King Trust”.

2.	The first Article of the Certificate of Trust of the Trust is hereby amended to read as follows:

1.  The name of the statutory trust formed hereby is “Loeb King Trust”.

3.	This Certificate of Amendment to the Certificate of Trust of the Trust shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned, being the sole trustee of the Trust, has caused this Certificate of Amendment to the Certificate of Trust of the Trust to be duly executed as of this  29th day of July, 2013.

By:  Robert S. Schwartz

Name:  /s/ Robert S. Schwartz
Sole Trustee